SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of September 2007

Homex Development Corp.
(Translation of Registrant's Name Into English)

Boulevard Alfonso Zaragoza Maytorena 2204.
Bonanza 80020. Culiacán, Sinaloa, México.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☐

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: September 14, 2007

INVESTOR CONTACTS investor.relations@homex.com.mx Carlos J. Moctezuma Head of Investor Relations +5266-7759-5838 cmoctezuma@homex.com.mx

HOMEX STRENGTHENS ITS PRESENCE IN SOUTHEAST MEXICO WITH THE OPENING OF AN AFFORDABLE-ENTRY LEVEL DEVELOPMENT IN CANCUN

•	With the kick-off of its operations in Cancun, HOMEX expands its presence to 20 states and 31 cities in the country
•	The construction of this new community will generate approximately 1,300 direct and indirect jobs to benefit the Benito Juarez municipality and its surrounding area

Culiacan, Sinaloa, September 14, 2007 --- Desarrolladora HOMEX, S.A.B. de C.V. (NYSE: HXM, BMV: HOMEX) announced today it will start operations in Cancun, Quintana Roo, through the development of a new community called "Paseos del Sol".

The construction of this project represents an investment of over Ps. 107 million and will generate an estimated 1,300 direct and indirect jobs benefiting the Cancun region, specifically the inhabitants of the Benito Juarez municipality, where the community will be built.

The "Paseos del Sol" Project includes 420 entry-level houses in its first phase and will provide dwelling to approximately 1,700 people. Furthermore, it will be an important factor to satisfy the housing needs of the local population and new inhabitants, given that Cancun is ranked as one of the cities with higher demographic growth in the country.

Homex is currently positioned as one of Mexico's most geographically diverse homebuilding companies and -- through its entry into the Cancun market -- it expands its presence to 31 cities and 20 states.

Gerardo de Nicolas, Chief Executive Officer of HOMEX, said, "Quintana Roo is a key region for HOMEX. The state enjoys one of the fastest economic growth rates in Mexico and great equity value in real state. Therefore, our presence in Cancun strengthens our position in the Southeast market, where we already have developments in Oaxaca and Chiapas.

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HOMEX Initiates Operations in Quintana Roo... (Continues) - Page 2 of 2

"HOMEX's entry into the state of Queretaro, our new middle-income housing development in Acapulco and our new development in Quintana Roo represent the achievement of three important goals for this year," he stated.

"Meeting these goals reflects the Company's solid strategy and the growth opportunities ahead," continued Nicolas.

"Paseos del Sol" will be developed in two phases and will feature important urban infrastructure, including green spaces, commercial areas and a primary school. The official presentation of the project and opening of the commercial offices of HOMEX Cancun (Av. Tulum 29 on the corner with Av. Uxmal, SM 10), will take place today, September 14, in an event that will be attended by the Company's senior representatives and local authorities.

About HOMEX

Desarrolladora Homex, S.A.B de C.V. is a leading, vertically-integrated home development company focused on affordable-entry level and middle-income housing in Mexico. It is one of the most geographically diverse home builders in Mexico. Homex has a leading position in the top four markets in the country and is the largest builder in Mexico based on number of homes sold and net income.

For additional corporate information, please visit the Company's web site at http://www.homex.com.mx.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Homex Development Corp.

Date: September 14, 2007	By:	Alan Castellanos
	Name:	Alan Castellanos
	Title:	Chief Financial Officer